SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application for Deregistration of
Certain Registered Investment Companies

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: 40|86 Series Trust

3.	Securities and Exchange Commission File No.: 811-3641

4.	Is an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

40|86 Series Trust
11825 N. Pennsylvania Street
Carmel, IN 46032

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jeffrey M. Stautz, Esq.
535 N. College Avenue
Carmel, IN 46032
317/817-6422

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act 17 CFR 270.31a-1, .31a-2]:

40|86 Series Trust
11825 N. Pennsylvania Street
Carmel, IN 46032
Attention: Audrey Kurzawa
317/817-2669

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end	[ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

40|86 Advisors, Inc.
535 N. College Drive
Carmel, IN 46032

Chicago Equity Partners, LLP
180 N. LaSalle Street, Suite 3800
Chicago, Illinois 60601

Oak Associates, Ltd.
3875 Embassy Parkway, Suite 250
Akron, Ohio 44333

12	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Conseco Equity Sales, Inc.
11815 N. Pennsylvania Street
Carmel, IN 46032

13.	If the fund is a unit investment trust ("UIT") provide: N/A

(a) Depositor's name(s) and address(es):

(b) Trustee's name and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X] Yes [ ] No

If Yes, for each UIT state:

Name(s):	Jefferson National Life Insurance Company Separate Account C
File No.: 811-04819

Jefferson National Life Insurance Company Separate Account E
File No.: 811-08288

Jefferson National Life Insurance Company Separate Account F
File No.: 811-08483

Jefferson National Life Insurance Company Separate Account G
File No.: 811-07501

Jefferson National Life Insurance Company Separate Account H
File No.: 811-09693

Jefferson National Life Insurance Company Separate Account I
File No.: 811-10213

Jefferson National Life Insurance Company Separate Account J
File No.: 811-21498

Business Address:	9920 Corporate Campus Drive
Suite 1000
Louisville KY 40223

Name(s):	BMA Variable Life Account A
File No.: 811-08781

Business Address:	2000 Wade Hampton Blvd.
Greenville, SC 29615-1064

Name(s):	Washington National Life Insurance Company, Account B
File No.: 811-2969

Business Address:	11815 N. Pennsylvania Street
Carmel, IN 46032

15	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

May 24, 2007.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: May 24, 2007, by written consent of the sole shareholder.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On March 29, 2007, three series of 40|86 Series Trust, Fixed Income Portfolio, Government Securities Portfolio and Money Market Portfolio, were liquidated and cash was distributed to each series’ respective shareholders pro rata based on share ownership. The Board of Trustees of 40|86 Series Trust approved a Plan of Liquidation for these three series on December 19, 2006.

On May 2, 2007, the shares of the two remaining series of 40|86 Series Trust, Equity Portfolio and Balanced Portfolio, were redeemed in kind by the sole shareholder of each series, which is unaffiilated with the investment adviser of 40|86 Series Trust.

On May 24, 2007, the Board of Trustees of 40|86 Series Trust and the remaining sole shareholder of 40|86 Series Trust voted to approve the termination of 40|86 Series Trust. The remaining sole shareholder, which owned a single share on May 24, 2007, subsequently redeemed its share ownership.

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders.

(e)	For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

N/A

(f)	Liquidations only:

Were any distributions to shareholders made in kind?

[X] Yes [ ] No

Distributions were made in kind to the shareholders of Equity Portfolio and Balanced Portfolio only. See response to Item 15. above.

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: No fund shares were owned by affiliates at the date of the liquidation.

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed
:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intent to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $52,000

(ii)	Accounting expenses: Approximately $0

(iii)	Other expenses (list and identify separately): Approximately $125,500

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $177,500

(b)	How were those expenses allocated? Based on average net assets.

(c)	Who paid those expenses? The Investment Adviser due to an expense limitation agreement with 40|86 Series Trust.

(d)	How did the fund pay for unamortized expenses (if any)? None.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of 40|86 Series Trust, (ii) he is the Secretary of 40|86 Series Trust, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Jeffrey M. Stautz
____________________
Jeffrey M. Stautz
Secretary